UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Singapore, June 30, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) today announced the completion of the previously announced transfer of its equity interest in VinFast Trading and Production JSC (“VFTP”), a subsidiary of the Company, to a group of purchasers, following the split of certain assets and operations of VFTP into a newly formed entity (the “Transaction”). Following completion of the Transaction, the Company no longer holds any equity interest in VFTP.

The Transaction was completed following the satisfaction or waiver of all applicable closing conditions, including the receipt of the required corporate, regulatory and creditor approvals.

The completion of the Transaction represents an important milestone in VinFast’s strategic initiative to streamline its operating structure and transition toward a more capital-efficient, asset-light model in Vietnam, enabling the Company to focus resources on its higher value-added activities, including global product research and development, technology, brand building, and sales activities in Vietnam and globally.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: June 30, 2026	By:	/s/ Nguyen Thi Lan Anh
Name: Nguyen Thi Lan Anh
Title: Director and Chief Financial Officer

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